

Mail Stop 3720

May 19, 2017

Michael DeCesare
Chief Executive Officer and President
ForeScout Technologies, Inc.
190 West Tasman Drive
San Jose, California 95134

> **Re: ForeScout Technologies, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 8, 2017**
> **CIK No. 0001145057**

Dear Mr. DeCesare:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please note the Rule 3-12 of Regulation S-X financial statement updating requirements.

2.   Provide a currently dated consent from your independent accountant in your publicly filed Form S-1.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications